August 17, 2009

VIA FACSIMILE AND U.S. MAIL
Mail Stop 4720

Mr. Andrew S. Lerner
Chief Executive Officer and Director
Inter-Atlantic Financial, Inc.
400 Madison Ave.
New York, NY 10017

> **Re:** **Inter-Atlantic Financial, Inc.**
> **Preliminary Proxy Statement Filed on Schedule 14A**
> **Filed on August 6, 2009**
> **File No.: 001-33721**

Dear Mr. Lerner:

We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement

General

1. As it appears that there was no determination as to whether the fair market value of Patriot prior to the acquisition was equal to 80% of your net assets, please provide an opinion of counsel supporting your determination that the acquisition is in compliance with state law and your Certificate of Incorporation and Bylaws.

2. Please update your financial statements and financial information pursuant to Rule 3-12 of Regulation S-X.

The Warrant Redemption Proposal, page 51

3. Please expand your disclosure to state the number of warrants outstanding and the number of warrant holders.

The Acquisition Proposal, page 54

Factors Considered by the Inter-Atlantic Board in Approving the Transaction, page 56

4. We note that your IPO prospectus states that your initial business combination must be with a target business or businesses, if more than one business is to be acquired, whose fair market value is at least 80% of the amount in your trust account. Please present an analysis supporting your determination that Patriot has a fair market value of 80% of the amount in Inter-Atlantic's trust account or include a separate stand alone risk factor disclosing that you did not perform this analysis. The risk factor should discuss your uncertainty as to Patriot's fair market value and disclose that each public shareholder at the time of the merger who purchased in the IPO may have securities law claims against Inter-Atlantic for rescission or damages.

5. Additionally, please revise the risk factor on page 39 entitled "Inter-Atlantic did not obtain an opinion . . ." to remove the reference to the board's determination that Patriot's fair market value exceeded 80% of Inter-Atlantic's net assets. Similarly, remove the statements on page 55 and 56 indicating that the board agreed that Patriot's fair market value was at least equal to 80% of Inter-Atlantic's expected net assets at the time of closing of the acquisition.

6. Please revise the discussion of the pro forma combined financial projections to include a discussion of the assumptions used to develop these projections. Additionally, disclose pro forma combine projected revenues and expenses.

7. Disclose each comparable companies' ratio of stock price to projected 2010 net income per share estimates.

8. Please revise your filing to explain how the board's analysis supported the determination that the consideration offered is fair to the Inter-Atlantic shareholders.

Information about Patriot Business

Insurance Segment

Products, page 100

9. In the table presented on page 104, please revise to correct the periods presented as both tables indicate the "Three months ended March 31, 2009."

Executive Compensation

Compensation Components, page 135

10. We note your response to Comment 4. We note your statement on page 135 that Patriot reviews the individual performance of each executive officer in awarding discretionary annual bonuses. Additionally, we note your statement that the executive officer's employment agreements provide set criteria on which annual bonuses are based. Please revise the discussion of discretionary annual bonuses to identify these criteria for each Named Executive Officer. To the extent that any of the goals or objectives were quantified, the disclosure should also be quantified. If the board of directors decided not to use these criteria in determining bonuses, please explain why and describe the criteria that were used. Please note, the failure to pay bonuses does not relieve the requirement to disclose goals and objectives.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Premiums Managed, page 143

11. Please refer to your response to our Comment 5 and the revised disclosure. Premiums managed is a non-GAAP financial measure that is prohibited by Item 10 of Regulation S-K. In this regard, we believe this non-GAAP financial measure cannot be reconciled because the premiums written by other insurance companies are not included in your financial statements. We believe no substantive justification exists for aggregating the premiums written by other insurance companies and direct premiums written by the company. Further, there would appear to be no useful purpose for such aggregated information with respect to management's operation and analysis of the Company's business. Please revise to remove premiums managed and the related discussion.

Adjusted EBITDA, page 143

12. Please refer to your response to our Comment 5 and the revised disclosure. We continue to believe that EBITDA should not be presented as a measure of operating performance. As such, please remove the presentation of adjusted EBITDA and the related discussion or provide us with additional information to demonstrate why EBITDA provides useful information to investors.

Unaudited Pro Forma Condensed Combined Financial Statements, page 197

13. Please revise to correctly identify the pro forma financial statement presented (i.e. balance sheet) as "pro forma condensed combined financial statements" implies the full presentation of financial statements rather than just the balance sheet.

14. Please include disclosure about why the pro forma balance sheet information is meaningful to an investor.

Closing Comments

As appropriate, please amend the Schedule 14A and respond to these comments. Detailed letters greatly facilitate our review. Please furnish a letter that keys your response to our comments. In addition, please also note the location of any material changes made in the proxy statement for reasons other than in response to specific staff comments. Electronically file the letter that responds to each staff comment and notes the location in the text of the revised proxy materials of the corresponding revisions. Identify the electronic letter response with a correspondence header tag. Revised proxy materials should be marked to indicate any changes. Note also the requirements of Rule 310 of Regulation S-T. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct questions with respect to the foregoing comments and your proxy materials to Rose Zukin at (202) 551-3239 or, in her absence, to Suzanne Hayes, Branch Chief, at (202) 551-3675. Do not hesitate to contact me at (202) 551-3715.

Sincerely,

Jeff Riedler
Assistant Director

cc: William N. Haddad
DLA Piper LLP (US)
1251 Avenue of the Americas, 27th Floor
New York, NY 10020-1104